Exhibit 99.6

NOTICE OF RELIANCE

SECTION 13.4 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: November 4, 2021

BELL CANADA

By: (signed) Thierry Chaumont

Name: Thierry Chaumont

Title: Senior Vice-President, Controller and Tax

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)

For the periods ended September 30, 2021 and 2020

(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2020 and the unaudited consolidated interim financial report for the nine months ended September 30, 2021.

For the periods ended September 30:

		BCE INC.			BELL CANADA CONSOLIDATED				SUBSIDIARIES OF BCE INC.					CONSOLIDATING				BCE INC.
	(“CREDIT SUPPORTER”)(2)				(“CREDIT SUPPORT ISSUER”)				OTHER THAN BELL CANADA(3)					ADJUSTMENTS(4)				CONSOLIDATED
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months

Operating revenues	–	–	–	–	5,836	5,788	17,241	16,783	–	–	–	–	–	(1)	(1)	(2)	5,836	5,787	17,240	16,781

Net earnings from continuing operations attributable to owners	791	718	2,182	1,698	830	711	2,401	1,883	263	7	332	78	(1,093)	(718)	(2,733)	(1,961)	791	718	2,182	1,698

Net earnings attributable to owners	791	724	2,182	1,713	830	717	2,401	1,897	263	7	332	78	(1,093)	(724)	(2,733)	(1,975)	791	724	2,182	1,713

As at September 30, 2021 and December 31, 2020, respectively:

	BCE INC.		BELL CANADA CONSOLIDATED		SUBSIDIARIES OF BCE INC.		CONSOLIDATING		BCE INC.
	(“CREDIT SUPPORTER”)(2)		(“CREDIT SUPPORT ISSUER”)		OTHER THAN BELL CANADA(3)		ADJUSTMENTS(4)		CONSOLIDATED
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Total Current Assets	590	711	7,833	9,291	263	337	(1,145)	(4,651)	7,541	5,688

Total Non-current Assets	23,950	24,971	52,364	48,444	38	38	(17,557)	(18,476)	58,795	54,977

Total Current Liabilities	1,332	4,589	7,734	8,238	82	95	(1,144)	(4,651)	8,004	8,271

Total Non-current Liabilities	49	104	34,187	30,367	–	–	587	594	34,823	31,065

(1)

The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.